RESPONSE BIOMEDICAL CORPORATION

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Response Biomedical Corporation held on June 3, 2008 (the “Meeting”).

Description of Matter	Outcome of Vote

Resolution to elect the following directors	All nominees were elected for a one year term.(1)
as proposed in the management
information circular for the Meeting:

Richard Bastiani, Richard Bear, Anthony
Holler, Todd Patrick, Ian Webb, S. Wayne
Kay

Resolution to appoint Ernst & Young LLP	Resolution passed by requisite majority. (1)
as auditors until the next annual general
meeting.

Resolution to approve Response’s 2008	Resolution passed by requisite majority. Details of the voting
Stock Option Plan as described in the	as follows:
management information circular for the
Meeting	Total shares voted in favour: 32,902,674 (66.6%)
Total shares voted against: 16,511,454 (33.4%)

Note:
(1) These votes were conducted by show of hands.

DATED this 5 day of June, 2008.

RESPONSE BIOMEDICAL CORPORATION

By:	/s/ Robert G. Pilz

Robert Pilz, Chief Financial Officer